UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission file number: 001-41557

Clearmind Medicine Inc.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On September 13, 2023, the registrant filed in Canada its unaudited condensed interim consolidated financial statements and Management’s Discussion and Analysis for the three and nine months ended July 31, 2023, with the Canadian Securities Administration and each of the Ontario Securities Commission, British Columbia Securities Commission and Alberta Securities Commission.

EXHIBIT INDEX

Exhibit No.
99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended July 31, 2023.
99.2	Management’s Discussion and Analysis for the for the three and nine months ended July 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine Inc.

Date: September 13, 2023	By:	/s/ Adi Zuloff-Shani
		Name:	Adi Zuloff-Shani
		Title:	Chief Executive Officer

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